UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

June 16, 2010 (June 15, 2010)
DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)

COMPETITIVE TECHNOLOGIES, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE
(STATE OR OTHER JURISDICTION OF INCORPORATION)

1-8696	36-2664428
(COMMISSION FILE NUMBER)	(IRS EMPLOYER IDENTIFICATION NO.)

777 Commerce Drive, Fairfield, Connecticut 06825
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)(ZIP CODE)

(203) 368-6044
Registrant's telephone number, including area code:

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

As previously advised on Form 8-K, on June 10, 2010 Competitive Technologies, Inc. (the "Company") requested an oral hearing from NYSE Amex Equities (the "Exchange") to review the determination of staff of the Exchange to apply for delisting of the Company's common stock. On June 15, 2010 the Company received notification from the Exchange that the hearing before the panel is scheduled for Thursday, July 22, 2010 at the offices of the Exchange.

The notice also advised that the staff's delisting action has been stayed pending the outcome of the review.

Also as previously announced on Form 8-K, on June 1, 2010, the Company signed a common stock purchase agreement with Crisnic Fund SA, a Costa Rican investment corporation, for the purchase of 2,000,000 shares of our common stock at 85% of the volume weighted average price of our common stock on the date the registration statement with respect to such shares is declared effective by the US Securities and Exchange Commission. The Registration Statement registering such shares was filed by the Company on June 2, 2010 with the SEC and the Exchange. The Exchange has approved the issuance of the shares to Crisnic Fund, and we expect the Registration Statement to be declared effective by the SEC prior to the end of June, 2010.

The delisting application by the Exchange is principally based on the Company's current stockholder equity, which currently falls below Exchange requirements. The Company anticipates completing the transaction with Crisnic Fund SA after receipt of effectiveness of the registration statement by the SEC resulting in the Company's stockholder equity exceeding Exchange requirements. Therefore, the Company believes that the successful closing of the Crisnic Fund SA transaction would resolve the concerns of the Exchange and the Company's appeal would be successful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**COMPETITIVE TECHNOLOGIES, INC.**
(Registrant)

Dated: June 16, 2010   By: \s\ John B. Nano

                           John B. Nano
                           Chairman and Chief Executive Officer